August 2, 2021

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Nicholas Lamparski, Esq.

Re:	Driven Brands Holdings Inc.
Registration Statement on Form S-1
File No. 333-258361

Acceleration Request
Requested Date: August 4, 2021
Requested Time: 4:00 p.m., Eastern Standard Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), Morgan Stanley & Co. LLC, BofA Securities, Inc., Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC, as representatives of the several underwriters, hereby join Driven Brands Holdings Inc. in requesting that the Securities and Exchange Commission take appropriate action to cause the Registration Statement on Form S-1 (File No. 333-258361) (the “Registration Statement”) to become effective on August 4, 2021, at 4:00 p.m., Eastern Standard Time, or as soon as practicable thereafter.

Pursuant to Rule 460 under the Act, please be advised that we will take reasonable steps to secure adequate distribution of the preliminary prospectus, to underwriters, dealers, institutions and others, prior to the requested effective time of the Registration Statement.

We advise that we have complied and will continue to comply, and that we have been informed by the participating underwriters that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, to the extent applicable.

[Signature Page Follows]

Very truly yours,

MORGAN STANLEY & CO. LLC

By:	/s/ Akanksha Agarwal
Name: Akanksha Agarwal
Title: Executive Director

BOFA SECURITIES, INC.

By:	/s/ Roger C. Matthews, Sr.
Name: Roger C. Matthews, Sr.
Title: Managing Director

GOLDMAN SACHS & CO. LLC

By:	/s/ Lindsay Drucker Mann
Name: Lindsay Drucker Mann
Title: Managing Director

J.P. MORGAN SECURITIES LLC

By:	/s/ Jaclyn Berkley
Name: Jaclyn Berkley
Title: Executive Director

[Signature Page to Acceleration Request]

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